Correspondence

March 9, 2010	David A. Rontal Attorney at Law 303.223.1175 tel 303.223.0975 fax drontal@bhfs.com

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David J. Orlic and Michael F. Johnson

RE:	Verecloud, Inc. Registration Statement on Form S-1 Registration No. 333-163685 Filed February 3, 2010

Ladies and Gentlemen:

On behalf of our client, Verecloud, Inc. (“Verecloud” or the “Company”), we have set forth below our responses to the comments contained in your letter dated February 18, 2010 with respect to Amendment No. 2 of the captioned Registration Statement.  In addition, we are filing concurrently herewith Amendment No. 3 to the Company’s Registration Statement (the “Amendment No. 3”).

General

1.           Please update the financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X.  Please note that you must have audited financial statements that are not older than 1 year and 45 days from your last audited annual financial statements (or December 31, 2008 in your case).

The Company has updated its financial statements to comply with Rule 8-08 of Regulation S-K.  Specifically, the Company updated its financial statements to include audited financial statements for the six months ended June 30, 2009.  This coincides with the filing of the Company’s Transition Report on Form 10-K filed on March 1, 2010 (the “Transition Report”).  The Company filed the Transition Report as a result of changing its fiscal year end from December 31 to June 30.  In addition, the Company also included unaudited financial statements through the most recent quarter ended December 31, 2009.

Risk Factors

“We have received a going concern opinion from our auditors,” page 6

2.           Refer to prior comment 5 in which we requested that you include in your risk factor disclosure the dollar amount of additional capital you believe you must obtain to fund your projected operations for a minimum of 12 months from the date of the prospectus.  Your amended registration statement is not responsive to this prior comment.  Revise your next amendment and differentiate from the amount you “intend to seek” from that which is required by your business for the next 12 months.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432 Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1100 tel 303.223.1111 fax

U.S. Securities and Exchange Commission
March 9, 2010

This Risk Factor has been expanded to clearly identify how much money the Company needs to fund operations for the next 12 months.  In addition, the Company has provided a breakdown of how funds are expected to be spent among sales and marketing, Nimbus development, debt service and general/administrative expenses.

3.           Qualifying here how you intend to allocate the working capital you seek to raise among sales, marketing, product management and general overhead in 2011.  We note your disclosure under “going concern.”

This Risk Factor has been expanded to show how the Company will allocate the $10 million funding requirement in 2011.

Going Concern, page 17

4.           Refer to prior comment 9 and revise your disclosure in response to this comment.  Your response letter does not address how you expect to meet your cash requirements for the next 12 months. We note your disclosure that your business is “currently focused [sic] raising additional funds through public or private financing...to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital;” however, if you are unable to meet your cash requirements, this should be disclosed in your prospectus here, and elsewhere you discuss your capital raising activities, to ensure clarity with regards to your “capital raising.”

This disclosure has been expanded to more clearly state the following:

•	Company’s cash requirements to fund operations for the next 12 months.

•
The steps the Company is taking to fund operations for the next 12 months, including commencement of revenues and additional debt/equity financing.  We have added disclosures about completing our business plan and strategy, targeting investors for raising capital and the current status of these efforts.

•
Because we have not yet secured additional funding, we have expanded the disclosure to state that if we are unable to secure funding, we may be forced to, among other things, curtail or cease operations.

Directors and Executive Officers

Our Directors and Executive Officers, page 28

5.           Refer to prior comment 16 and item 401(e) of Regulation S-K.  Disclose the business experience for Mr. Buckley during the past five years, including from November 2008 through July 2009.  You state that since October 2008, Mr. Buckley has provided “contract finance and CFO services across several industries.”  This is not responsive to our prior comment and item 401(e) of Regulation S-K.

We have updated this disclosure as requested.

U.S. Securities and Exchange Commission
March 9, 2010

Selling Stockholders, page 36

6.           Please explain footnotes (22) through (28) as there do not appear to be items to which they reference.

We have updated the footnotes.

Accountant's Report, page F-2

7.           The staff notes your revisions on page 18 and in Note 4 on page F-10 regarding management's plan.  We note your disclosure indicates that, as of February 2, 2010 you still have not secured any financing or commitments and that you only have enough cash to sustain your operations through April of 2010.  The staff continues to believe that you still do not have a viable and detailed plan to sustain your operations for the next 12 months.  We continue to believe, that absent a viable and detailed plan which removes the threat to the continuation of the business that should enable you to remain viable for at least the 12 months, it is not clear if the use of going concern financial statements is appropriate.  As previously requested, please tell us why you believe it is appropriate to use going concern financial statements.  Refer to FRC 607.02.

In terms of a viable and detailed plan, we have expanded the disclosures in the Going Concern section to reflect the following:

•	We have completed a detailed five-year business plan that includes an executive summary and detailed financial model. This is being used as the basis for our discussions with potential investors.

•	We are meeting with potential investors and partners to discuss our business opportunity.

•
While we have yet to secure funding, we have seen an increased interest in the Verecloud strategy and market opportunity.  Again, there is no assurance that these will lead to funding, but the Company is taking all necessary steps—creating a detailed business plan and financial model, establishing broad exposure to potential investors and expanding our sales efforts to grow our customer base.

8.           We also note that you have removed the disclosure on page 18 and on page F-10, which stated that the Company currently does not have enough cash to operate for the next 12 months without additional capital.  Please revise your disclosures to add this disclosure back to your going concern discussions on pages 18 and F-10 or tell us why this disclosure is not required.  The staff continues to believe this to be important disclosure and required by Item 303 of Regulation S-K and SEC Release 33-8350.

We have updated this disclosure as requested.

Note 2, Research and Development, page F-8

9.           Please revise to provide the correct reference for the accounting of such costs.  Please change the reference to ASC 985 (formerly SFAS 86).

We have changed the disclosure to properly reflect the reference to ASC 985.

U.S. Securities and Exchange Commission
March 9, 2010

Long-Lived Assets, page F-8

10.           We note that you have disclosed that the carrying value of the long-lived assets of property and equipment reflects the fair market value of these assets as these assets remain in use by the Company.  Tell us how you determined the fair values of such assets, using ASC 360 as a basis for your determination.

We have expanded the disclosure to more fully describe how the Company determines the fair value of property and equipment as of the reporting date.

Note 6, Goodwill, page F-11

11.           Reference is also made to footnote 8 on page F-12.  The staff notes that you have recorded goodwill in the amount of $2,437,177 as part of a purchase price allocation for the $3,609,244 purchase of the member’s interest on May 5, 2009.  The purchase of the Company’s member’s interest by the Company is more akin to a treasury stock transaction and not considered a business combination as defined under ASC 805 (formerly SFAS 141R).  In this connection, please revise your financial statements to include the total purchase of the member’s interest of $3,609,244 and there would not appear to be an allocation of the purchase price to goodwill. Also, you will need to provide the disclosures required by ASC 250 (formerly SPAS 154) in the financial statements and label the applicable financial statements as “restated.”  Depending on how you provide updated and audited financial statements, please ensure that the auditor’s report includes a reference paragraph which describes and covers the restated financial statements.  Refer to AU Section 420.12.

The accounting and disclosure of this transaction have been revised to reflect it as a treasury stock transaction in the Company’s audited financial results for the six months ended June 30, 2009 and for the unaudited financial results for the six months ended December 31, 2009.  In addition, we have provided the disclosures required by ASC 250 and labeled the applicable financial statements as “restated.”  Finally, the auditor’s report has also been updated to include a reference paragraph which describes and covers the restated financial statements.

Note 10, Securities Authorized for Issuance under Equity Compensation Plans, page F-12

12.           Please note that when you update your financial statements and audit the 2009 financial statements, you will be required to provide the full accounting disclosures required by ASC 718 (formerly SFAS 123R) for all of your equity compensation plans.

The updated financial statements now include the unaudited six months ended December 31, 2009 and reflect the full accounting disclosures required by ASC 718 for all equity compensation plans and stock issuances through the date the Amendment No. 3 was filed.

Note 12, Subsequent Events, page F-15

13.           We note the Unit Bonus Plan and the Retention Bonus Agreements and the 3,490,000 outstanding equity awards granted to executive offices.  Please include these plans, agreements and awards in your subsequent events disclosure.  Also, please ensure you disclose how you account for all equity based awards and disclose the amount of stockbased compensation, if applicable.

We have updated this disclosure as requested.

U.S. Securities and Exchange Commission
March 9, 2010

Exhibits, page II-2

14.           Counsel must revise their legal opinion to reflect, among other things, the forward-split and the accurate amount of shares being registered.

We have updated the legal opinion to reflect the forward stock split and the current amount of shares being registered.

15.           We note your consulting agreement with Capital Group Communications, which you have filed as Exhibit 10.4 to your registration statement.  In your response, please provide more information concerning the nature of this engagement, and the activities undertaken on your behalf by Capital Group Communications to date.  Include supplemental copies of all written materials distributed by Capital Group Communications.  Please also tell us whether, to your knowledge, Capital Group Communications is a registered broker-dealer.

The Company retained Capital Group Communications to provide investor relations services.  To date, no activities have taken place because the Company’s stock is not yet publicly traded.  Because no activities have been undertaken to date, there have been no written communication or materials distributed by Capital Group Communications.  Finally, to our knowledge, Capital Group Communications is not a registered broker-dealer.

Form 10-K/A for the Fiscal Year Ended July 31, 2009

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 22

16.           Refer to prior comment 38.  Revise the risk factor appearing on the top of page 10 to definitively state that you have a material weakness and that you are taking no steps to remediate this.  The heading of this risk factor should also reflect these points, and the risk factor itself appears to deserve more prominent placement in this section.  Additionally, amend your 10-K/A to provide an estimated timetable for remediation, any associated material costs and also disclose when the material weakness was identified, by whom it was identified and when the material weaknesses first began.

We have updated the risk factor as requested and moved it to a more prominent location.  In addition, we will amend the Annual Report on Form 10-K/A, accordingly.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

17.           You have disclosed the conclusions of your principal executive and principal financial officers that your disclosure controls and procedures are “adequate.”  This is not compliant with Item 307 of Regulation S-K.  Please amend your Form 10-Q to express a proper conclusion.

We will amend the Quarterly Report on Form 10-Q/A, accordingly.

Sincerely,

/s/ David A. Rontal
David A. Rontal